

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2021

Timothy T. Barry
Chief Executive Officer
Arras Minerals Corp.
777 Dunsmuir Street, Suite 1610
Vancouver, British Columbia V7Y 1K4
Canada

   Re: Arras Minerals Corp.
     Amendment No. 1 to Registration Statement on Form 20-F
     Filed August 9, 2021
     File No. 000-56306

Dear Mr. Barry:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 20FR12G/A filed 08/09/2021

Business Overview, page 32

1. We note your response to comment 2. Summary disclosure is required regardless of the materiality of the individual property pursuant to Item 1303(a)(1) of Regulation S-K. Please revise to include a map showing the locations of all properties as required by Item 1303(b)(1) of Regulation S-K and to describe the location of the Akkuduk property as required by Item 1303(b)(2)(ii)(A) of Regulation S-K.

Notes to Financial Statements
Note 2. Basis of Presentation, page F-8

2. We reissue prior comment 11. Revise to include disclosure here regarding the allocation of expenses from Silver Bull consistent with the guidance per SAB Topic 1B1.

Note 6. Beskauga Option Agreement, page F-16

3.   We note your response to prior comment 12. Revise your disclosure to clarify the nature of your obligation to incur exploration expenditures pursuant to the Beskauga Option Agreement, including sufficient detail explaining why the amounts incurred are recognized as loans receivable. As part of your revised disclosure, address any circumstances that could affect repayment of the amounts recorded as loans receivable.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation

cc: Brian Boonstra